

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 5, 2009

Via U.S. Mail and facsimile to (920) 482-1917

Mr. Neal R. Verfuerth
President and CEO
Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073

>   **Re: Orion Energy Systems, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2008**
>   **Filed June 27, 2008**
>   **File No. 001-33887**

Dear Mr. Verfuerth:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director

cc: via facsimile to (414) 297-4900
       Steven R. Barth, Esq.
       Foley & Lardner LLP